                                                                    EXHIBIT 12.1

      Ratio of Combined Earnings to Fixed Charges and Preferred Dividends
                                ($ in millions)

                                                Pro Forma
                          -----------------------------------------------------
                           Minimum Equity Issuance    Maximum Equity Issuance
                          -------------------------- --------------------------
                           Nine months                Nine months                Nine months      Fiscal Year Ended
                              ended      Year ended      ended      Year ended      ended           December 31,
                          September 30, December 31, September 30, December 31, September 30, -------------------------
                              2000          1999         2000          1999         2000      1999  1998 1997 1996 1995
                          ------------- ------------ ------------- ------------ ------------- ----- ---- ---- ---- ----
Income from Continuing
 operations before
 income taxes and
 accounting change......      $ 819        $ 656         $ 846        $ 687         $756      $ 747 $309 $512 $478 $399
                              -----        -----         -----        -----         ----      ----- ---- ---- ---- ----
Plus Fixed Charges......
Interest on all
 Indebtedness...........        379          523           352          492          135        224  232  257  270  137
Amortization of debt
 expense................         17           24            17           24            9         13   14   15   24    2
Portion of rental
 expenses on operating
 leases deemed to be
 representative of the
 interest factor........         39           54            39           54           24         32   32   33   25   19
Preferred stock dividend
 requirements of
 consolidated
 subsidiaries...........         31           42            37           49          --         --   --   --   --   --
                              -----        -----         -----        -----         ----      ----- ---- ---- ---- ----
Total Fixed Charges.....        466          643           445          619          168        269  278  305  319  158
Less preferred stock
 dividend...............        (31)         (42)          (37)         (49)         --         --   --   --   --   --
                              -----        -----         -----        -----         ----      ----- ---- ---- ---- ----
Earnings................      1,254        1,257         1,254        1,257          924      1,016  587  817  797  557
                              -----        -----         -----        -----         ----      ----- ---- ---- ---- ----
 Fixed Charges Ratio:...       2.69         1.95          2.82         2.03         5.50       3.78 2.11 2.68 2.50 3.53
                              -----        -----         -----        -----         ----      ----- ---- ---- ---- ----

   For purposes of computing the ratios of combined earnings to fixed charges and preferred dividends, earnings represent earnings from continuing operations before income taxes and fixed charges, and fixed charges consist of interest expense, the portion of rental expense calculated to be representative of the interest factor and preferred stock dividend. The ratios of earnings to fixed charges should be read in conjunction with the financial statements and other financial data included or incorporated by reference in this offer to purchase or exchange.